Exhibit 99.1

No. 01/08

IAMGOLD CORPORATE UPDATE

Toronto, Ontario, January 30, 2008– IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to provide an update of its operational performance for 2007 and provide guidance for 2008 production, costs, exploration and development.

HIGHLIGHTS

▪	2007 production increased to 965,000 ounces gold – in-line with guidance
▪	2008 production forecast - 920,000 ounces – slight (5%) decline from 2007
▪	2008 cost guidance- $455 to $470 per ounce
▪	$87.3 million approved for exploration and development project spending in 2008
▪	Prefeasibility study at Quimsacocha expected in April
▪	Exploration begins at Camp Caiman
▪	Buckreef scoping study to be completed by mid year

Production

2007 production totaled 965,000 ounces which is in-line with the 2007 yearly guidance provided.   Rosebel, the company’s largest operation, showed great improvements in the fourth quarter, increasing production by close to 10% over the previous quarter.  The biggest declines in year over year gold production were shown in joint venture partner production.  In 2007, the Sadiola, Yatela, Tarkwa and Damang operations produced almost 20% less than in 2006.  These declines can largely be attributed to grade and recovery declines, heavy rainfall, and expected changes in production.

In 2008, the Company expects to produce 920,000 ounces of gold at Gold Institute cash costs of approximately $455 - $470/oz.  The approximate 8% increase in costs from 2007 guidance can largely be attributed to higher oil prices, royalty costs associated with higher gold prices and the strengthening of the Canadian dollar.  Assumptions used in the 2008 forecasts include $700/oz. gold, $90/ barrel oil and a Canadian / US dollar exchange rate of $1.05 / $1 USD.   For every $100 increase in the price of an ounce of gold, the Company’s cash costs will increase by about $10/oz attributable to royalty costs and management fees.

Exploration & Development Update

The Company’s approved 2008 Exploration and Development budgets total $87.3 million for projects located in nine countries of South America and Africa.  Of that, over $30 million will be expensed exploration, $20 million in capitalized exploration and $37 million in capital development projects.

Important allocations include $13 million for the Westwood project, a 3.3 million ounce inferred resource located two kilometers from the Doyon mine in northwest Quebec.   Current plans are to accelerate the project schedule and advance major components of the pre-feasibility in 2008.  The work program includes the completion of the exploration drift, further development and validation of the existing resources, as well as exploration beyond the current resource areas.  The prefeasibility study is expected to be submitted for internal review by the end of 2008.

A prefeasibility study is in progress on the Company’s wholly-owned Quimsacocha project in Ecuador and is expected to be completed by April. Drilling for metallurgical test work was completed early in January 2008.  Additional in-fill drilling and further exploration drilling will be completed this year.  Total spending for 2008 is estimated to be over $11 million.  Work on the Feasibility study will begin in 2008.

Development spending at Camp Caiman, French Guiana, the Company’s most advanced development project will be largely determined by the pending receipt of permits from the French Government.  Development and construction costs are not included in the global $87.3 million approved budget, and the feasibility parameters are being updated to ensure accuracy given the current cost pressures.  An approved $2 million exploration program is in progress that includes 5,700 metres of diamond drilling on priority targets to the west of the current resource, as well as further identification and refinement of additional targets.

The $8 million exploration program at Buckreef, Tanzania will be staged to initially focus on the follow-up of encouraging regional exploration results received in 2007, and identification of new resources. The established resource base is currently just under two million ounces.  In conjunction with the exploration program, work continues on the Environmental Impact Assessment, a study required for the next stage of development.  A comprehensive Scoping Study is in progress and is expected to be complete by mid-year.

Forward Looking Statement
This press release contains certain “forward-looking statements”. All statements, other than statements of historical fact, included herein, including, without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD or statements as to our future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute forward-looking statements. The words "expect", “plan”, "will", “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance.  These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold and currencies; changes in U.S. dollar interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully complete announced transactions and integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increasing costs associated with mining inputs and labor; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in our credit rating, contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us form including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2006 Form 40-F is available to shareholders, free of charge, upon written request addresses to the Investor Relations Department.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710
Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.